SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.___)

PACIFIC AIRPORT GROUP
(Name of Subject Company (Issuer))
GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.
(Exact Name of Issuer as Specified in its Charter)

GRUPO MÉXICO, S.A.B. DE C.V.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series B Shares, without par value, and American Depositary Shares
(evidenced by American Depositary Receipts), each representing 10 Series B Shares
(Title of Class of Securities)
026684609 (Series B Shares)
400506101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Daniel Muñiz Quintanilla
Chief Financial Officer
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
México City, México 11000
011-5255-1103-5000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Paola Lozano
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Grupo México, S.A.B. de C.V. (“GMéxico”) has issued the Press Release below. The language below is a translation from the original Spanish language Press Release.
THE TENDER OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS MATERIAL IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SERIES B SHARES (INCLUDING SERIES B SHARES UNDERLYING AMERICAN DEPOSITARY SHARES) OF GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V., OR PACIFIC AIRPORT GROUP. AT THE TIME THE TENDER OFFER IS COMMENCED, GMÉXICO WILL FILE A TENDER OFFER STATEMENT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”). PACIFIC AIRPORT GROUP’S SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE TENDER OFFER DOCUMENTS WILL BE AVAILABLE FOR FREE AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) OR BY DIRECTING A REQUEST TO GMÉXICO AT GRUPO MÉXICO, CAMPOS ELÍSEOS NO. 400, COLONIA LOMAS DE CHAPULTEPEC, MÉXICO CITY, MÉXICO 11000.
GRUPO MÉXICO RECEIVES NOTICE REGARDING A REQUEST
TO PREVENT AN ADMINISTRATIVE ACT (DEMANDA DE AMPARO) FILED BY GAP

México D.F., July 22, 2011. Grupo México, S.A.B. de C.V. (GMéxico) BMV: GMÉXICO informs its shareholders that on July 20, 2011 GMéxico was notified of a judicial request to prevent an administrative act (demanda de amparo) filed by Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“GAP”) seeking to obstruct the mandatory public tender offer, or OPA, that GMéxico must conduct in accordance with the Mexican Securities Market Law (Ley del Mercado de Valores). In GMéxico’s opinion, GAP, its Board of Directors and certain officers are acting to GAP’s detriment and against the interests of GAP’s shareholders by attempting to impede the mandatory public tender offer required by law and undertaking actions that are not within the scope of their authority or mandate conferred by GAP’s Bylaws and applicable law. As a result, in GMéxico’s opinion, the directors and officers of GAP may be incurring personal liability and may be subject to claims and other legal actions by GAP shareholders that have acquired their shares in México and the United States, including class action lawsuits (denandas colectivas) and sanctions by the CNBV, among others.
GMéxico is aware that the Judge had denied the request by GAP for a provisional suspension of the review by the CNBV of GMéxico’s application to conduct the mandatory public tender offer.
This report contains certain forecasts that are subject to risk and to uncertainty of actual results which may vary significantly from those expressed herein. Many of these risks and uncertainties are related to risk factors that Grupo México cannot control or estimate with precision, such as future market conditions, metal prices, performance in the marketplace by others and actions by regulators, which are described in detail in Grupo México’s annual report. Grupo México does not assume any obligation to update the information set forth herein for events or circumstances taking place after the date of this report.

Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400 Col. Lomas de Chapultepec
Del. Miguel Hidalgo C.P. 11000 México, D.F.